
11007902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC Mail Processing
RECEIVED
JUN 0 9 2011
Section
211

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2010

OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to

Commission file number 1-9576

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEVENTH AMENDED AND RESTATED OWENS-ILLINOIS, INC.
STOCK PURCHASE AND SAVINGS PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OWENS-ILLINOIS, INC.
One Michael Owens Way
Perrysburg, Ohio 43551-2999

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1. Financial statements

    * Report of Independent Registered Public Accounting Firm
    * Statements of Net Assets Available for Benefits as of December 31, 2010 and December 31, 2009
    * Statements of Changes in Net Assets Available for Benefits, with Fund Information for the years ended December 31, 2010 and December 31, 2009
    * Notes to Financial Statements

    Schedule
    Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

2. Exhibits:

    Exhibit 23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

SEVENTH AMENDED AND RESTATED
OWENS-ILLINOIS, INC.
STOCK PURCHASE AND SAVINGS PROGRAM

Dated: June 8, 2011

By: Owens-Illinois, Inc.
Employee Benefits Committee
Plan Administrator

By: 
Etta Strong
Chairman

Audited Financial Statements
and Schedule

Seventh Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program

Years ended December 31, 2010 and 2009
with Report of Independent Registered Public Accounting Firm

Seventh Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Audited Financial Statements
and Schedule

Years ended December 31, 2010 and 2009

Contents



Ernst & Young LLP
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Toledo, Ohio 43604

Tel: +1 419 244 8000
Fax: +1 419 244 4440
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Owens-Illinois, Inc. Employee Benefit Committee
Seventh Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

We have audited the accompanying statements of net assets available for benefits of the Seventh Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 8, 2011

Seventh Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Statements of Net Assets Available for Benefits

	December 31, 2010	December 31, 2009
Assets:		
Investments at fair value	324,371,255	312,232,881
Notes receivable from participants	4,913,983	5,106,015
Adjustment from fair value to contract value for common collective trusts	614,318	1,864,217
Net assets available for benefits	$ 329,899,556	$ 319,203,113

The accompanying notes are an integral part of the financial statements.

Seventh Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Statement of Changes in Net Assets Available for Benefits

	Years ended December 31, 2010	2009
Net investment income	$ 23,367,892	$ 60,720,303
Contributions:		
Participant	11,945,003	12,242,297
Employer	4,288,023	4,082,062
Participant withdrawals	(28,853,861)	(28,748,465)
Other	14,100	(35,419)
New note fees	(65,143)	(4,875)
Plan to plan transfers	429	172,052
Increase in net assets available for benefits	10,696,443	48,427,955
Net assets available for benefits at beginning of year	319,203,113	270,775,158
Net assets available for benefits at end of year	$ 329,899,556	$ 319,203,113

The accompanying notes are an integral part of the financial statements.

Seventh Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Notes to Financial Statements

1. Plan Description

General

The Seventh Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program (the "Plan") was adopted by Owens-Illinois, Inc. (the "Company") for the benefit of eligible U.S. salaried employees of the Company and certain of its subsidiaries and affiliates.

The Plan is a defined contribution plan which provides eligible employees, upon completion of a probationary period, the opportunity to make contributions on a pretax basis and/or in the form of a designated Roth contribution, in specific percentages, within guidelines established by the Company. Participant contributions are immediately fully vested and may be divided at the participant's discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of compensation to be contributed each pay period; any such changes shall be effective on the next pay period.

The Company contributes to the Plan on behalf of each participant an amount equal to fifty percent (50%) of the participant's pretax and Roth contributions each pay period, limited to four percent (4%) of such participant's compensation received during that period. Company matching contributions are invested in the Owens-Illinois Company Stock Fund and are immediately fully vested. Participants are allowed to transfer Company matching contributions from the Company Stock Fund at any time. Effective January 1, 2005, the Company contributes an additional 2% for all salaried employees hired after December 31, 2004. The additional 2% is invested according to the participant's investment elections. For employees with no investment election in the Plan, the additional 2% contributed by the Company is automatically invested in the appropriate target date lifecycle fund for the participant.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified plan.

With certain exceptions, participants may transfer existing fund balances among the various investment funds daily. Transfers into the Company Stock Fund will not be permitted until 90 days after the last transfer out. There are no restrictions on the frequency of transfers out of the Company Stock Fund.

The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan document for more specific provisions.

2. Summary of Significant Accounting Policies

Basis of Presentation and Plan Investments

The Plan's investments are held in the Owens-Illinois Master Stock Purchase and Savings Program Trust (the "Trust") administered by New York Life Trust Company (the "Trustee") and by New York Life Retirement Plan Services as the recordkeeper (the "Recordkeeper"), along with the assets of another defined contribution plan of the Company. The accompanying financial statements reflect the Plan's total interest in the net assets and transactions of the Trust as allocated by the Recordkeeper and any such other investments and transactions related solely to the Plan. Net assets, as well as earnings and losses, of the Trust are allocated to the Plan based on the sum of the individual accounts of the Plan's participants.

The following table presents the fair value of investments of the Trust:

	December 31, 2010	December 31, 2009
Investments, at fair value:		
Mutual fund investments	$ 356,558,721	$ 360,523,382
Common collective trust	101,182,637	74,256,518
Common stock	101,508,801	115,254,461
Total investments	$ 559,250,159	$ 550,034,361
Plan's interest in investments of the Trust	$ 324,371,255	$ 312,232,881

The investment earnings of the Trust are as follows:

	Year Ended December 31, 2010	Year Ended December 31, 2009
Interest and dividends	$ 10,057,068	$ 8,379,163
Mutual fund appreciation	33,911,454	66,436,187
Common stock appreciation (depreciation)	(7,660,799)	29,235,135
Total earnings	$ 36,307,723	$ 104,050,485
Plan's interest in investment earnings of Trust	$ 23,106,750	$ 60,345,438

Investment Valuation

The Harbor Funds and S&P 500 Index Fund are valued on a basis of valuations furnished by a trustee-approved independent pricing service, which determines valuations for normal institutional-size trading units of such securities which are generally recognized at fair value as determined in good faith by the Trustee. Company Stock included in the Company Stock Fund is valued at its quoted market price. For the investments in the New York Life Stable Value Option the Trustee establishes a daily market value based on daily cash flows and earnings. This daily value is used for the calculation of the daily unit net asset value, after considering cash flows and management fees, as applicable.

Generally accepted accounting principles require that investments held by a defined contribution plan be reported at fair value, even though contract value is the relevant measurement for the portion of net assets attributable to common collective trusts. Therefore, investments in the accompanying Statements of Net Assets Available for Benefits include a common collective trust recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The fair value of the common collective trust is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The underlying investments of the common collective trust are valued at quoted redemption values on the last business day of the Plan's year-end.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 16, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Plan Expenses

All Plan expenses are paid by the Company or from the Plans' forfeiture account.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and the reported amounts of certain additions and deductions during the reporting period. Actual results could differ from those estimates and assumptions.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Notes Receivable

Notes receivable from participants are loans of a portion of the participants' existing account balance that the Plan permits participants to borrow. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid in monthly installments, including interest. The maximum term of loans is five years, with the exception of home loans for the purchase of a primary residence, for which the maximum term is ten years. Participants' loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants' behalf in accordance with their current choice of investment options. Participants are charged a transaction fee for each new loan initiated. The amount of the fee is $50 for a nonresidential loan and $100 for a residential loan. The fee is deducted from the participant's account when the loan is processed. Loans are valued at their unpaid principal balances plus accrued interest.

4. Fair Value Measurements

Generally accepted accounting principles ("GAAP") define fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

> *Level 1:* Observable inputs such as quoted prices in active markets;
> *Level 2:* Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
> *Level 3:* Unobservable inputs for which there is little or no market data, which requires the Company to develop assumptions.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The investment valuation policy of the Trust is to value investments at fair value. All investments are valued at their respective net asset value as calculated by New York Life Trust Company, the trustee. The fair value of the common collective trust is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The underlying equity investments for which market quotations are readily available are valued at the last reported sales price on their principal exchange on valuation date or official close for certain markets. Fixed income investments in the Harbor Funds are valued on a basis of valuations furnished by a trustee-approved independent pricing service, which determines valuations for normal institutional-size trading units of such securities which are generally recognized at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates fair value. Investments in registered investment companies or collective pooled funds, if any, are valued at their respective net asset value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Seventh Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Notes to Financial Statements – Continued

The following table sets forth by level, within the fair value hierarchy, the Trust's investments at fair value:

	December 31, 2010			
	Level 1	Level 2	Level 3	Total
Common stock	$ 101,508,801			$ 101,508,801
Common collective trust		101,182,637		101,182,637
Mutual funds:				
Lifecycle funds	117,741,016			117,741,016
Bond funds		45,357,774		45,357,774
US equities	121,651,884			121,651,884
International equities		71,808,047		71,808,047
Total assets at fair value	$ 340,901,701	$ 218,348,458	$ -	$ 559,250,159

	December 31, 2009			
	Level 1	Level 2	Level 3	Total
Common stock	$ 115,254,461			$ 115,254,461
Common collective trust		74,256,518		74,256,518
Mutual funds:				
Lifecycle funds	102,211,451			102,211,451
Bond funds		78,297,492		78,297,492
US equities	108,453,590			108,453,590
International equities		71,560,849		71,560,849
Total assets at fair value	$ 325,919,502	$ 224,114,859	$ -	$ 550,034,361

Common stock includes investments in the Company's stock. Lifecycle funds include investments in diversified funds which contain a mix of common stocks, bonds, and cash. These lifecycle funds are designed to change risk levels over time in order to remain appropriate for investors throughout a variety of life circumstances. The common collective trust is an investment in a stable value fund that is designed to deliver safety and stability to investors by preserving principal and accumulating earnings. Investments in commercial mortgage-backed securities, corporate bonds, and government bonds make up the majority of the bond funds. The mutual funds include investments in either US or international equities.

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2010	December 31, 2009
Net assets available for benefits per the financial statements	$ 329,899,556	$ 319,203,113
Deduct: Defaulted loans	(144,250)	(138,263)
Deduct: Adjustments from fair value to contract value for common collective trusts	(614,318)	(1,864,217)
Net assets available for benefits per the Form 5500	$ 329,140,988	$ 317,200,633

The following is a reconciliation of net investment income per the financial statements to the Form 5500:

	Year Ended December 31, 2010	Year Ended December 31, 2009
Net investment income per the financial statements	$ 23,367,892	$ 60,720,303
Add: Changes in adjustments from fair value to contract value for common collective trusts	1,249,899	3,115,092
Total investment income per the Form 5500	$ 24,617,791	$ 63,835,395

Seventh Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Employer Identification No. 22-2781933
Plan No. 003

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2010

Description	Shares or Principal Amount	Cost	Fair Value
*Notes receivable from participants	Interest rates ranging from 4.25% to 9.50%, various maturity dates	$4,913,983	$4,913,983

*Party-in-interest



Ernst & Young LLP
Suite 1200
One SeaGate
Toledo, Ohio 43604

Tel: +1 419 244 8000
Fax: +1 419 244 4440
www.ey.com

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-69624) pertaining to the Seventh Amended and Restated Stock Purchase and Savings Program of Owens-Illinois, Inc. of our report dated June 8, 2011, with respect to the financial statements and schedule of the Seventh Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program included in this Annual Report (Form 11-K) for the year ended December 31, 2010.

Ernst + Young LLP

Toledo, Ohio
June 8, 2011